

December 11, 2015

Aneliya Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> **Re:** **Enzo Biochem, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC, Jeffrey E. Eberwein, Dimitrios J. Angelis and John M. Climaco**
> **Filed December 9, 2015**
> **File No. 001-09974**

Dear Ms. Crawford:

We have reviewed the amended filing and have the following additional comment.

<u>Proxy Card</u>

1.   We note your response to prior comment 12 and are unable to agree with your conclusion that the cited disclosure is consistent with the requirement in Exchange Act Rule 14a-4(b)(1). Please revise to clarify whether the proxy will be voted for or against Proposal 2 if no direction is indicated.

* * *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions